Exhibit 99.1

Starfield Resources Inc.
Management's Discussion & Analysis
For the three and twelve months ended February 28, 2007

General

The following discussion and analysis of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the three and twelve months ended February 28, 2007, should be read in conjunction with the Company’s audited Financial Statements for the year ended February 28, 2007 and for the year ended February 28, 2006.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this 2007 MD&A, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of Platinum, Palladium, Nickel, Cobalt, and Copper; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada; business opportunities that may be pursued by us; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this 2007 MD&A are qualified by these cautionary statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

All dollar Values are in Canadian dollars unless otherwise indicated.

DATE

This MD&A covers the three and twelve months ended February 28, 2007 and was prepared on May 11, 2007.

OVERALL PERFORMANCE

The Company is a junior resource company conducting advanced exploration and development on its 100%-owned 1,323,000-acre Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper property (the “Property”) located in Nunavut Territory, Canada. After generating very encouraging results during multi-phase exploration programs conducted over the past several years, the Company continued its drilling program in fiscal 2007 in order to further delineate its existing resource base. Using state of the art geophysical survey techniques, the Company is also pursuing regional exploration on much of its prospective surrounding mineral claims. The Company has a number of targets (as outlined by its regional program) for follow-up work.

On April 23, 2007, Starfield announced it received approval from the Toronto Stock Exchange (“TSX”) to list its common shares on this senior exchange. The Company’s shares began trading on the TSX on April 24, 2007.

As global demand increases for base metals and precious metals, potentially large deposits such as Ferguson Lake gain in strategic importance and economic viability.

The Company’s strategy continues to be to increase shareholder value and enhance its position in the junior base and precious-metal exploration group by focusing efforts solely upon exploring and developing the Ferguson Lake Property.

For 2008, the Company intends to proceed as follows:

•	Complete a new 43-101 Technical Report by the end of May
•	Substantially complete an engineered scoping study by year-end
•	Accelerate the metallurgical test work
•	Maintain the camp and continue with permitting
•	Begin prospecting the remainder of the Ferguson Lake Property
•	Further explore the foot-wall high-grade PGM zone

On March 27, 2007, the Company completed a $15.1 million (gross) financing (See the “Liquidity” section).

Starfield is rapidly transitioning from an advanced exploration stage to the early stage of development. We believe the TSX listing will help facilitate the transition by providing the Company with improved access to capital markets. Most importantly, we believe this listing will give us broader recognition among institutional investors and more access to portfolio managers who oversee funds that invest in mining companies.

As of February 28, 2007, Starfield had $506,000 (2006: $2,134,000) in cash.

The Company had a working capital deficiency of $1,913,000 as of February 28, 2007 (2006: a surplus of $803,000).

All dollar Values are in Canadian dollars unless otherwise indicated.

The Company’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest bearing assets of cash and cash equivalents. Accounts payable and accrued liabilities are short-term and non-interest bearing.

There are three full- and two part-time management and administrative staff based in the Toronto head office, and one full time person in Vancouver.

There were no acquisitions, dispositions, write-offs, abandonments or other similar transactions during the three and twelve month periods ended February 28, 2007.

Corporate Structure

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and the Company continued in British Columbia on October 27, 2006. Its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper project in Nunavut.

Effective May 1, 2007, the Company’s main office is located at 130 Adelaide Street West, Suite 2210, Toronto, Ontario, M5H 3P5. Its head and registered office remains at 625 Howe Street, Suite 420, Vancouver, British Columbia V6C 2T6. At the 2007 Annual General Meeting, management intends to seek shareholder approval to change this to the Toronto address.

The results of operations reflect the costs of property acquisitions, exploration expenses, plus costs incurred by the Company to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company. General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue. General and administrative costs are reduced by interest earned on bank accounts and short term investments. As at February 28, 2007, the Company has not recorded any revenues from its exploration projects.

RESULTS OF OPERATIONS

Starfield Management believes it has discovered a very large mineral deposit near Ferguson Lake, Nunavut and has therefore reached the end of its primary exploration phase. The Company now plans to move forward into the development stage to value and define this deposit.

During 2007 and into early 2008, Starfield will continue to obtain permits for a potential mining operation in Nunavut, continue to prospect its large claim area, begin to evaluate the potential of an apparent high grade PGM foot wall zone, and complete an engineered scoping study.  The scoping study is the most important of this year’s projects because it will evaluate the metallurgy, the mineral resources, logistics, and thus enable the formulation of an early stage economic model utilizing known Arctic mining cost structures.  All of this year’s work is focused on assembling everything that is currently known about the Ferguson Lake project into a clear economic perspective capable of helping management plan the next phase in the development of the Company.

All dollar Values are in Canadian dollars unless otherwise indicated.

Exploration

During the three and twelve months ended February 28, 2007, the Company spent $1.8 million and $17.2 million, respectively, on exploration at its 100% owned Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper project.

Deferred exploration expenditures for the three and twelve months ended February 28, 2007 were:

	3 Months $’000	12 Months $’000
Acquisition Costs	$1	$21
Personnel	417	2,679
Aircraft support including helicopter moves	268	5,048
Diamond Drilling	204	3,173
Camp support costs including fuel requirements	616	4,221
Analytical and geophysical services	321	1,834
Mobilization and demobilization	23	228
	$1,850	$17,204

The Company’s main objective over the past year was to accelerate the potential development of the West Zone Pit Area where the majority of the indicated resources are located (see table below).

Total Inferred Mineral Resources - Ferguson Lake Property
Cu+Ni Cutoff grade	Tonnes (millions)	Copper (%)	Nickel (%)	Cobalt (%)	Palladium (g/t)	Platinum (g/t)
1.0%	66.1	1.02	0.60	0.069	1.43	0.25
1.5%	39.9	1.25	0.73	0.084	1.78	0.31
2.0%	21.5	1.47	0.81	0.092	2.00	0.37
Indicated Mineral Resources - Ferguson Lake Pit Area West Zone
Cut-off grade	Tonnes (millions)	Copper (%)	Nickel (%)	Cobalt (%)	Palladium (g/t)	Platinum (g/t)
1.0%	8.7	0.93	0.67	0.080	1.47	0.21
1.5%	5.8	1.02	0.75	0.086	1.57	0.23
2.0%	2.3	1.31	0.98	0.118	2.22	0.28

During the past drilling season, up to three diamond drills were operating on the property, with the strategy to continue to enhance the “measured and indicated” categories of resources throughout the West Zone utilizing a recommended closer drill spacing pattern. A record 136 holes were drilled during the 25,023 metre program, and a variety of other developmental measures are being undertaken.

Conversion of portions of the current “inferred” category resources to higher category resources is an objective designed to increase asset evaluations of the project while helping to define an initial economic mine life.

All dollar Values are in Canadian dollars unless otherwise indicated.

To date, the Company has completed 359 resource expansion diamond drill holes on the property, including 116 resource delineation holes during the current year plus an additional 20 geotechnical holes (246 meters). Drilling during the twelve months ended February 28, 2007 resulted in the submission of a total of 5,400 one-metre core samples for analyses and assay. The large number of samples sent for assay is a direct result of the “infill” drilling (at closer spacing) of known mineralized lenses in the West Zone. These results will be compiled and integrated with previous drill results to form an updated property-wide evaluation. Upon completion of the detailed in-house modeling, these data will result in a new estimation of current resources by independent qualified persons. The geological and resource models developed will form the basis of an independent engineering firm’s assessment of the Ferguson Lake Property.

With required permit approvals from the Nunavut Government, the Company continued to advance the property by building a new, all-season base camp and related facilities on the west side of Ferguson Lake to the north of the West Zone’s exposed mineralization. During fiscal 2007, the mineral claims hosting the Ferguson Lake sulphide resources, the new base camp, and a proposed airstrip have been surveyed in preparation for application of a Mining Lease covering this part of the property. In preparation for future operational, environmental and permitting assessments, project planning and surveying, water quality baseline sampling, wildlife monitoring, fisheries studies, soil and botany surveys and archaeological investigations have been completed by Rescan Environmental Services Ltd. In addition, an Acid Rock Drainage (ARD) study of rock material proposed to be utilized during future airstrip construction has been completed with a positive outcome of no ARD. Rescan has submitted to the Company reports on all these studies and investigations and they have been forwarded to the regulators and permitting authorities of the Nunavut and Federal governments. Rescan has prepared and submitted to the Company a 2007 Proposal Plan for the continuation and expansion of these activities.

The Company has initiated a program of government and community awareness in Nunavut and Manitoba. Our two Community and Government Affairs persons planned, co-ordinated, and the Company sponsored the first “Nunavut (Kivalliq)-Manitoba Infrastructure Development Conference” held in Winnipeg, February 12, 2007. The successful conference brought together government agencies, service providers, infrastructure planning groups, contractors and exploration and mining companies to raise awareness of their future plans, challenges and to discuss the opportunities in Kivalliq and Northern Manitoba.

In addition to the ongoing diamond drill program, exploration crews completed detailed follow-up and reconnaissance geological mapping, prospecting, rock sampling, and till sampling. A total of 138 rock samples from outcrop were assayed as part of the regional exploration program. Regional infill till sampling resulted in another 781 samples being collected. Previously unknown mineralized outcrops were discovered during the 2006 exploration program. Anomalous base metal and palladium contents in till samples again produced down-ice dispersion target patterns. Some of the 2006 trends were new, while others further confirmed the widely spaced anomalies developed during the initial 2005 regional till sampling program. The outcrop mineralized rock sample assay data, the two seasons of till sampling data, and the regional airborne magnetic survey and VTEM conductivity response data are being interpreted to form the basis for a focussed 2007 field study.

During the 2006 field season, Dr. Al Miller, mineral deposits consultant to the Company, conducted geological investigations, thereby furthering his observations and interpretation of the Ferguson Lake Igneous Complex (“FLIC”). His detailed petrology-metallogeny study report is now expected in May 2007. Dr Miller’s work has expanded the mapped exposures of the layered FLIC to include meta-hornblendite, meta-gabbro, anorthositic gabbro and extensive gabbro-anorthosite plutons. The FLIC is now considered to be approximately 20 kilometres by 4.5 kilometres in size, which is comparable to other important igneous complexes around the world that host magmatic Platinum-Palladium-Nickel-Cobalt-Copper deposits. Detailed trace element and whole-rock geochemical data from select samples collected during Dr. Miller’s mapping program suggest that other exposed layers and outcrops of FLIC need systematic examination for magmatic sulphide and/or Platinum Group Metal mineralization. A 2007 work program to examine this new potential is being planned.

All dollar Values are in Canadian dollars unless otherwise indicated.

Dr. Sally Goodman, of SRK Consulting Inc., evaluated the structural setting and characteristics of the West Zone mineralization. She concluded that the FLIC mineralization is hosted within a major ductile fault zone within Archean basement. The in-house geologic-resource model of the massive sulphide mineralization being interpreted as part of the resource estimate updating will be examined within the context of structural significance to the lense thickness and continuity in the West Zone. Results will be used to assist in drill campaign planning in 2007.

During the 2006 season, the Company again contracted Crone Geophysics and Exploration Ltd. to conduct high temperature SQUID geophysical surveys over portions of the West Zone, West Zone South, East Zone, and M Zone. These types of surveys proved to be successful in delineating massive sulphide ore zones in the Raglan Camp and, when tested at Ferguson Lake in 2005, yielded equally significant results. The SQUID data from the 2005-2006 surveys was made available to Condor Consulting Inc. which subjected the data to 3D modeling techniques. The resulting study revealed that the SQUID conductive lenses closely conform to the drilled intercepts of massive sulphide mineralization. The work and interpretation is continuing, as evaluation of most of the 2006 massive sulphide drill intercepts were not completed during the initial study. Integration of the SQUID 3D models and the updated (end 2006) resource models will be completed in 2007. Preliminary interpretation suggests that more SQUID surveys and drilling of untested plates could be planned for 2007.

The Company has participated in and co-sponsored the 3 year Canadian Mining Industry Research Organization (“CAMIRO”) Project 04E01. The Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper deposits are one of three deposits in the study of metal dispersion near magmatic sulphide deposits. Seven drill holes and 113 samples were examined in detail. Results from the study are reported to suggest that alkali alteration is of hydrothermal origin, halogens are present and that different conditions of PGM mineralization occur. These results will be interpreted and used to further exploration of both the massive sulphide and the PGM mineralization, which appear to be uniquely spatially related in the FLIC.

Hydrometallurgical Testing Update

On December 19, 2006 the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake Platinum-Palladium-Nickel-Cobalt-Copper massive sulphide mineralization and the subsequent production of high purity nickel and copper metal from the process solution.

Under the direction of Dr. Bryn Harris (metallurgical process consultant), the Company has tested its own newly-developed, chloride-based, metallurgical treatment process. The 2006 program has resulted in laboratory recoveries ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt from sulphide core samples. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade of between 30 to 50 grams per tonne of palladium plus platinum. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum and palladium along with cobalt, nickel, and copper from its Ferguson Lake massive sulphides, under the direction of its metallurgical consultant, Dr. Bryn Harris. Additional work is being funded by McGill University under the direction of Professor George Demopoulos (McGill) and Dr. Harris (Starfield). The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leachings step. This process is carried out at atmospheric pressures, thus eliminating the need for an autoclave and pressure leaching system.

Currently, a first stage leach program (utilizing 450 kilograms of massive sulphide mineralization) is nearing completion. Approximately 90 kilograms of concentrate will be used as feed material in a

All dollar Values are in Canadian dollars unless otherwise indicated.

continuous second stage demonstration mini-plant. The results of this successful project and similar testing by Dr. Harris et al are being compiled into a report by Harris for submission to the Company in mid-2007. This progress has resulted in the Natural Sciences and Engineering Research Council (“NSERC”) and the Company jointly continuing to fund a second program.

In the 2007 calendar year, the Company’s progress will continue with the confirmation of the established flow sheet, metallurgical and energy balance studies and engineering cost estimates. For more specific details of the hydrometallurgical process, please see the Company’s news release of December 19, 2006 at www.starfieldres.com.

Supply/Demand Outlook

Burgeoning global demand for base and precious metals, combined with limited new supply over the near to medium term, have a positive impact on prices. The metals and minerals group surged in March 2007, buoyed by further gains in uranium prices, double-digit price advances in molybdenum and cobalt, together with a strong rebound in copper prices, a spike in nickel prices and increases in fertilizer-related mineral prices.

Observers believe the sustainability of global metal prices, despite concern over a slowing U.S. economy, indicates strengthening economic influence by other G7 nations and developing countries, particularly in Asia. Most recently, reports suggest metal markets were bolstered by news in March that industrial activity in China had reaccelerated in the first quarter. The faster pace of activity has resulted in the effective elimination of domestic Chinese inventories and spurred higher volumes from offshore.

Copper prices, which had dropped to as low as $2.37 a pound on the London Metal Exchange on February 8, moved back over the $3 level in mid March and have strengthened markedly - reaching a high of $3.64 on April 18.

Platinum Group Metals (PGM)

It is our belief that the ‘overhang’ on the supply side of palladium is gone. We expect to see further increases in the demand and price for the metal as the world’s emerging markets push palladium, along with platinum and rhodium, into a demand-driven pricing environment. This environment is being driven mostly by the increased demand for auto catalysts and the ever increasing low tolerance airborne emission legislation.

The PGM metals are mainly used in the manufacture of catalytic converters; however, they are also used in jewellery, medical and dental devices, and electronics. The demand is expected to continue to grow as major economies such as China, India, and Brazil continue to expand.

With substantial PGM resources at Ferguson Lake, Starfield Resources is positioned to take advantage of this growing PGM market.

Nickel/Copper

Nickel and copper supplies currently suffer from lack of past investment. As a result of increasing environmental demands and low prices through the 1980s and ‘90s, very little capital was invested in the recovery of base metals. Existing mines, smelters, and refineries, plus scrap recycle adequately met demand and kept prices low. The current nickel and copper supply remains similar to what it was 5 years ago. We do believe there will be a slow increase in both nickel and copper production as solution recovery processes become more refined for nickel, and more smelting and refining capacity is added over the next few years. However, we do not believe this added production will completely keep up with demand.

All dollar Values are in Canadian dollars unless otherwise indicated.

Again, driven by the emerging economies of China, India, and Brazil, nickel and copper demand is expected to continue to grow with the increasing demand for cars, construction, power distribution, stainless steel consumption, and power storage. Power storage will probably be the area of most growth if the world demands substantially more hybrid cars with their high use of copper wire and NiCad batteries for power storage. Therefore with this demand, nickel and copper will be in a demand-driven pricing environment.

Cobalt

Cobalt is a metal produced as a byproduct of copper and nickel. The metal is an ingredient in high-temperature alloys used in jet engines. Cobalt is also used in catalysts that help to turn gas into liquid fuel, and in rechargeable batteries.

On April 12, 2007 Credit Suisse Group raised its price forecast for cobalt by 67 percent because of rising demand for the metal in the aerospace and gas-to-liquid industries.

Cobalt is forecast to average $25 a pound in 2007, compared with a previous forecast of $15, as noted by Switzerland’s second-largest bank in a recent report. Cobalt (99.8 percent purity) traded recently at $30.625, according to data from publisher Metal Bulletin. Prices may rise to $40 by the end of 2007, according to Credit Suisse.

Credit Suisse also said it expects “new demand from emerging markets, such as China and India, where the launch of low-cost airlines in air travel and mobile phone usage are set to increase dramatically due to an expanding middle class.”

Cobalt stockpiles are expected to fall and potential supplies for new projects may be delayed. As a result, demand could exceed production through to the end of 2008, due to limited new projects starting up, according to Credit Suisse.

Cobalt demand is expected to remain strong, as it is increasingly used in energy storage applications.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable. Finally, the Company competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital.

The ability of the Company to acquire properties depends on its success in exploring and developing, its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

All dollar Values are in Canadian dollars unless otherwise indicated.

Summary of Quarterly Results

The following is a summary of selected financial data for the Company for its last eight completed quarters.

Period ended	2007 Feb 28 Q4	2006 Nov 30 Q3	2006 Aug 31 Q2	2006 May 31 Q1	2006 Feb 28 Q4	2005 Nov 30 Q3	2005 Aug 31 Q2	2005 May 31 Q1
Total Revenue	-	-	-	-	-	-	-	-
Income (Loss) before other items	(1,568)	(647)	(725)	(1,829)	(915)	(472)	(538)	(511)
Net Income (Loss) CDN GAAP	(1,101)	(647)	(725)	(1,829)	(1,174)	(472)	(538)	(511)
Deferred mineral property costs	1,850	5,566	6,000	3,790	1,018	3,885	4,208	3,150
Basic and Diluted Loss per Share, CDN GAAP	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Weighted average number of Shares	189,474	194,465	194,465	170,886	156,441	138,362	131,551	129,682

 Note: the above table is in $’000 except for loss per share items, which are in dollars and weighted average number of shares, which is in thousands.

SELECTED ANNUAL INFORMATION

	February 28, 2007	February 28, 2006	February 28, 2005
Cash and cash equivalents	506	2,134	1,329
Investments	-	-	-
Mineral properties, deferred exploration, and development expenditures	63,581	46,375	34,051
Working capital	(1,913)	803	840
Net sales	-	-	-
Loss before other items	4,769	2,436	2,179
Net loss	2,100	2,695	1,922
Loss per share and fully diluted loss per share	(0.02)	(0.02)	(0.02)
Total assets	65,064	48,923	35,689
Total long term financial liabilities	186	-	-
Dividends	-	-	-
Note: The above table is in $’000 except for per share items which are in dollars; these financial statements have been prepared on the basis of accounting principles applicable to a “going concern” which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

All dollar Values are in Canadian dollars unless otherwise indicated.

Twelve Months to February 28, 2007 and to February 28, 2006

Deferred Mineral costs incurred in the twelve months ended February 28, were as follows:

	2007 $’000	2006 $’000
Acquisition Costs	21	216
Exploration Costs
Personnel	2,679	2,703
Aircraft support including helicopter moves	5,048	2,726
Diamond Drilling	3,173	2,123
Camp support costs including fuel	4,221	2,479
Analytical and geophysical services	1,834	2,384
Mobilization and demobilization	228	24
	17,204	12,655

Deferred exploration expenditures incurred over the twelve months ended February 28 were $4.5 million higher than during the corresponding period in 2006. Aircraft support for the period increased as a result of helicopter-supported increase in regional exploration, increased number of drill moves, and support for the camp relocation and construction. The company completed 25,023 meters of diamond drilling (2006 -16,861 meters) with a resulting increase in drilling expenditures. Camp support costs for the period increased primarily as a result of relocating and establishing a new camp (approximately $1.7 million). Analytical costs for the period were higher as a result of an increased number of drill samples and accelerated metallurgical testing. Mobilization and demobilization increased due to incremental activity and drilling throughout the year.

General and Corporate expenditures incurred in the twelve months ended February 28, 2007, and February 28, 2006, were as follows:

General and Corporate	2007 $’000	2006 $’000
Accounting and legal	449	180
Advertising and promotion	181	100
Amortization	5	4
Computer fees	13	27
Consulting	235	403
Directors fees	108	-
Interest and bank charges	6	91
Interest on obligations under capital lease	18	-
Investor relations	237	50
Management fees	837	96
Office and rent	271	408
Office equipment rent	28	27
Stock based compensation	1,645	-
Telephone	22	17
Professional and regulatory fees	148	113
Travel and conferences	566	916
	4,769	2,436

All dollar Values are in Canadian dollars unless otherwise indicated.

The twelve months General and Administrative expenses increased over the previous year mainly because of the following:

•
accounting and legal expenses increased because of hiring an interim controller and additional support staff; the recognition of the annual audit fee; amounts paid to legal counsel for preparing collaborative agreements with metallurgical specialists; and the efforts to obtain a TSX listing.

•	advertising and promotion expenditures increased due to the use of additional advertising companies;
•	consulting fees increased as a result of engaging corporate finance specialists as well as accrued costs of termination of consultants in March 2007;
•	the directors fees increase reflects the addition of a new director and a general fee increase;
•	investor relations expenditures increased due to the engagement of new consultants ; as well as accrued costs of termination of consultants in March 2007
•
management fees increased as a result of hiring a new CFO, increased compensation paid to the President, Vice President of Finance, and the in-house geological specialist, as well as accrued costs of termination of consultants in March 2007 ;

•	rent and office services decreased because of sublet income, a lease cancellation refund and reduced office consultant expenses;
•	travel and conference expenses decreased because of reduced conference attendance;
•	transfer and regulatory fees increased mainly as a consequence of the completion of a private placement in the amount of $16.5 million in May 2006

During the twelve months ended February 28, 2007, the Company granted 9,540,000 stock options (2006 - nil) to directors, employees and consultants. The Company recognized $1,644,628 (2006 - $nil) in stock-based compensation expense, with a corresponding credit to contributed surplus. The Company realizes the fair market value of the stock-based compensation over the vesting period of the options. The fair value of the options granted is calculated using the Black-Scholes option pricing model with the following assumptions: a five year expected term, 61% volatility, risk-free interest rate of 4.12% and an expected dividend yield of 0%. Options vest as to one quarter immediately, and after six, twelve, and eighteen months from the date of grant.

LIQUIDITY

General

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

On December 29, 2006, the Company issued 5,884,865 flow-through shares @ $0.30/share for gross proceeds of $1.8 million.

On March 27, 2007, Starfield issued 31,249,999 units at a price of $0.24 per unit and 27,142,858 flow-through common shares of the Company at a price of $0.28 per flow-through share. Each unit consists of one common share of the Company and one-half of one transferable Common Share purchase warrant. Each whole Warrant entitles the holder to acquire one additional Common Share at an exercise price of $0.30 per Common Share. The Warrants are exercisable for 24 months following the closing of the Offering. In the event that the Common Shares trade at a closing price on the Toronto Stock Exchange of greater than $0.375 per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and, in such case, the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

All dollar Values are in Canadian dollars unless otherwise indicated.

The Agents received a cash commission fee of $910,000 and, in addition, the Company issued 4,062,499 non-transferable broker warrants to Westwind Partners Inc. with each broker warrant entitling the holder to buy one Common Share at $0.24. The broker warrants are exercisable, in whole or in part, for a period of 24 months following the Closing Date; however, the broker warrants are also subject to the same acceleration feature as the Warrants that were issued to the investors in the Offering.

In recognition of certain contractual commitments that had been made by the Company in regard to past financings where capital market services were provided to the Company by Max Capital Markets Ltd. (“Max Capital”), the Company also issued 507,500 warrants to Max Capital along with cash consideration of $142,100. Each one of these warrants entitle Max Capital to buy a Common Share at $0.24 for a period of 24 months following the Closing Date (subject to the same expiry date acceleration feature as the Warrants that were issued to the investors in the Offering).

Starfield is using the proceeds from the Offering for general exploration expenditures and general working capital purposes.

Since Starfield is a junior resource exploration company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. To maintain the Company's capacity to meet planned growth or to fund further development activities, the Company must utilize its current cash reserves, income from investments, and cash from the sale of securities.

As at February 28, 2007, Starfield had $0.5 million in cash (2006: $2.1 million) and a working capital deficiency of $1,913,000, (2006: a surplus of $803,000). The decrease in cash and working capital is a reflection of the extensive exploration activities undertaken in excess of funding.

There are 22,202,152 warrants outstanding (2006: 28,612,259) at a weighted average exercise price of $0.69, which, if fully exercised, would raise $15.3 million (2006: $17.3 million).

There are also 19,115,000 share purchase options outstanding (2006: 11,472,000) with a weighted average exercise price of $0.41 that would contribute approximately $7.8 million (2006: $4.7 million) if exercised in full.

The Company’s long-term debt consists of capital lease obligations, and its credit and interest rate risks are limited to interest bearing assets of cash. Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this report, the Company had approximately $11.1 million in cash which is invested in treasury accounts with the Royal Bank of Canada in Toronto.

Other

On January 19, 2007, the Company announced the appointment of Mr. André J. Douchane as President and Chief Executive Officer, effective February 1, 2007. Mr. Glen Indra, former President and Chief Executive Officer, will remain on the board of directors until the Company’s next annual general meeting to facilitate the transition.

Also on January 19, 2007, the Company announced that Mr. Norman Betts had been appointed to the position of the Chairman of the Board.

Starfield does not have commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance including losses before discontinued operations and extraordinary items.

All dollar Values are in Canadian dollars unless otherwise indicated.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

As of the date of this MD&A, the Company had entered into the following contractual financial obligations:

Item	Total $’000	Less than 1 year $’000	1-3 years $’000	More than 3 years $’000
Vancouver office lease	21	21	-	-
Toronto office sub-lease	211	140	70	-
Ferguson lake lodge	47	43	4	-
Office equipment	17	8	9	-
Capital leases for equipment	326	142	172	12
Total contractual obligations	622	358	252	12

Starfield’s receivables are mainly comprised of GST recoveries.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are in many instances unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging further equity financing, issuing long-term debt, arranging joint ventures with other companies, or through a combination of the above.

The Company does not have sources of financing that have been arranged but not yet used, nor are there expenditures not yet committed but required to maintain the Company's exploration activities or to meet and to fund mineral development activities.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

All dollar Values are in Canadian dollars unless otherwise indicated.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than the Company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees. Companies actively exploring in the Ferguson Lake area include, amongst others, De Beers Canada Exploration Inc., Kennecott Canada Exploration Inc. and BHP Billiton Diamonds Inc.

Title Matters

Title to and the area of mining concessions may be disputed. Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Going Concern

The Company’s ability to continue as a going concern is dependent on its ability to successfully operate the Resource Property. The Company will actively seek financing to develop the Ferguson Lake project from time to time; however, the availability, amount and timing of this financing is not certain at this time.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations) and it may not achieve its business objectives.

The Company has No History of Operations

The Company has no history of operations, and is in the early stages of development on its mining property. The Company may experience higher costs than budgeted and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work. Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

All dollar Values are in Canadian dollars unless otherwise indicated.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the development stage and such development is subject to the risk that previously reported inferred mineralization is not economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel, The Company does not maintain life insurance for key personnel and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance.

Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material and adverse effect on the Company’s business and results of operations.

All dollar Values are in Canadian dollars unless otherwise indicated.

The Company may Experience Uncertainty in Marketing the Platinum, Palladium, Nickel, Cobalt, and Copper which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of Platinum, Palladium, Nickel, Cobalt, and Copper. The prices of these metals fluctuate and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods.

The Company’s Activities are subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)    Canada Customs and Revenue Agency (taxation)
(ii)   Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)   Natural Resources Canada (land use and conservation)
(iv)   Dept. of Fisheries and Oceans (land use and conservation)
(v)   Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)   Dept. of Sustainable Development (mineral tenure, development and use)
(vii)  Nunavut Planning Commission (land use and conservation)
(viii) Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)  Dept. of Finance (taxation)
(x)   Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)  Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii) Kivalliq Inuit Association (land use and conservation)

(c)	Kivalliq Designated Inuit Organization
(xiii) Inuit Impact and Benefit Agreement (tax assessment)
(xiv) Keewatin Regional Land Use Plan (building permitting)
(xv)  Kivalliq Inuit Association (business licensing)

In addition, the current and future operations of the Company, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate

All dollar Values are in Canadian dollars unless otherwise indicated.

those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reduced levels of production at producing properties, or require abandonment or delays in development of its mining properties.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

The Company does not Pay Dividends

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

TRANSACTIONS WITH RELATED PARTIES

During the twelve months ended February 28, 2007 the Company had the following transactions with officers and directors and other Companies with which officers or directors are related:

	2007 $’000	2006 $’000
Management fees	462	96
Consulting fees	53	79
Director fees	108	-
	623	175

Included in accounts payable is $97,290 (2006 - $Nil) due to directors, officers and other companies with which directors or officers are related.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

All dollar Values are in Canadian dollars unless otherwise indicated.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

PENDING TRANSACTIONS

To the best of Management’s knowledge, there are no other pending transactions that will materially affect the performance or operation of the Company.

SIGNIFICANT ACCOUNTING POLICIES

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. To date, the Company has not incurred any asset retirement obligations.

During the course of acquiring, exploring and developing potential mining properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. To date, no significant disturbances have occurred nor have any physical structures been constructed. The costs of complying with these requirements are capitalized as incurred, as deferred costs, until such time as the properties are put into commercial production, at which time the costs incurred will be charged to operations on a unit-of-production basis over the estimated mine life. Upon abandonment or sale of a property, all deferred costs relating to the property will be expended in the year of such abandonment or sale.

Effective March 1, 2007 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments - Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments - Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

All dollar Values are in Canadian dollars unless otherwise indicated.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities as well as capital lease obligations are classified as other financial liabilities, all of which are measured at amortized cost.

Management is not expecting any effects to the opening balances as at March 1, 2007 as a result of the application of this policy.

All dollar Values are in Canadian dollars unless otherwise indicated.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash receivables and refundable deposits, cash, accounts payable and accrued liabilities and capital lease obligations. Unless otherwise noted, it is Management’s opinion that Starfield is not exposed to significant interest, currency or credit risks arising from the financial instruments.

OTHER

Shares issued and outstanding

As at May 11, 2007 the Company had 260,101,701 shares issued and outstanding as well as 22.6 million options and 42.4 million warrants. The exercise of all outstanding options and warrants would generate proceeds of $31.5 million.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and resource property costs is provided in the Company’s Statement of Operations and the accompanying notes contained in its audited Financial Statements for February 28, 2007 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

Management of the Company is responsible for designing, establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors that the financial statements present fairly the financial position and activities of the Company. However all internal control systems, no matter how well designed, have limitations. Therefore, even a system believed to be effective will only provide reasonable assurance with respect to financial statement preparation and presentation.

The Company’s Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) evaluated the design of internal control procedures as defined in Multi-lateral Instrument 52-109 and have determined that they provide reasonable assurance with respect to the reliability of the Company’s financial reporting as of February 28, 2007.

In completing their evaluation of the design of the Company’s internal control procedures, the CFO and CEO have concluded that due to growth in size of the Company and the inherent complexity of accounting for some of the Company’s transactions, the Company does not have sufficient specialized knowledge to address certain technical and complicated accounting issues. In order to remediate this issue, the Company will hire, from time to time, consultants and tax advisors who are skilled in the specialized areas of taxation and financial reporting (and who are independent of management and the Company’s auditors) to assist in the preparation of the Company’s tax provision calculations and to assist the Company in its financial reporting with respect to complex accounting issues.

As of the date of this MD&A there were no changes in the Company’s internal controls over financial reporting, other than those discussed above, that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

All dollar Values are in Canadian dollars unless otherwise indicated.

Approval

The Audit Committee members of Starfield have approved the disclosure contained in this annual MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Subsequent events

On March 27, 2007, the Company completed a $15.1 million (gross) financing (see the “Liquidity” section) under which it issued 27,142,858 flow-through common shares at a price of $0.28 per share for gross proceeds of $7,600,000 and 31,249,999 units at a price of $0.24 per unit for gross proceeds of $7,500,000. Each unit consists of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.30 per share for a period of 2 years.

On March 30, 2007, the Company renewed its lease of the Ferguson Lake Camp Lodge (under existing terms at the time) for a one year term expiring March 30, 2008.

On April 17, 2007, the Company entered into an 18 month lease for office space at 130 Adelaide Street West, Suite 2210, Toronto, Ontario, M5H 3P5. Minimum annual rent is approximately $140,000.

On April 24, 2007 the Company’s shares began trading on the Toronto Stock Exchange (TSX: SRU). (See the “Overall Performance” section).

All dollar Values are in Canadian dollars unless otherwise indicated.